August 24, 2021

BY EDGAR

Ms. Michelle Miller and Ms. Sharon Blume
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-0405

Itaú Corpbanca

Form 20-F for Fiscal Year Ended December 31, 2020

Filed April 23, 2021

File No. 001-32305

Dear Ms. Michelle Miller and Ms. Sharon Blume:

Itaú Corpbanca (the “Company” or “we”) has received a comment letter dated July 27, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2020 filed on April 23, 2021 (the “Form 20-F”). On behalf of the Company, I advise you as follows regarding your comments noted below:

Selected Statistical Information
Credit Initiation - Impairment Assessment, page 137

Comment 1: You disclose that considering the impact of the Covid-19, the IASB required special attention be paid to the assessment of the impairment reflected in the ECL calculation and the SICR triggers, taking in account not only the current conditions and forecast of the economic conditions, but also the government support measures. In the case of the individual portfolio, you used the CMF classification as a trigger of the SICR, and for the collective portfolio, to try to assess if they have evidence of SICR in the period of no-payment behavior, you used a list of different variables of internal and external behavior to try to find evidence of SICR with reasonable and supportable information. Please address the following:

(A)	Tell us how the CMF classification differs from the contractual payments more than 30 days past due which you disclose on page F-40 as your SICR trigger;

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that individually assessed loans are those for which the allowance for loan losses is calculated on an individual basis by applying the discounted cash flows methodology.

For collectively assessed customers we divide them into two main groups, in order to leverage available information. These groups are i) the “corporate portfolio” comprised of those customers for which we have a credit risk rating according to the internal risk rating policy that is consistent with the CMF rules and ii) the “retail or group portfolio” comprised of those customers which are aggregated into pools of loans that share similar characteristics in terms of risk profile.

In addition, the customers’risk profile groups within the corporate portfolio are built using the CMF classification as the base to assess the IFRS 9 Probability of Default (PD’s).

We will include the above breakdown definitions in future filings in order to provide greater clarity about this point to investors.

For the corporate portfolio, we consider the CMF risk ratings that are assigned to clients and the number of days in arrears as a relevant input. Both the 30-day past due presumption and the CMF rating classification change triggers (as further explained below) are used to define when a SICR has occurred. Based on this, a loan is moved into Stage 2 if one of these triggers of a SICR is present.

•	CMF classification as trigger of a SICR:

For the individually assessed portfolio and the corporate portfolio, an asset rating process is carried out to assign risk ratings according to their CMF ratings, considering the regulatory definitions of each of them and their use based on our internal policies.

•	Rebuttable presumption of 30 days past due as trigger of a SICR:

In addition to the CMF ratings trigger previously described, the rebuttable presumption of 30 days past due is also considered as a criterion for determining the existence of a SICR for the corporate portfolio.

The changes in CMF classification and the 30 days past due presumption differ in that the CMF classification considers a variety of aspects at the moment of assessing the rating, including the days of past due but is not an absolute indicator to assess the rating. Consequently, it is necessary to complement the CMF classification trigger with the 30 days past due presumption.

(B)

Tell us how the criteria used for the Chile corporate portfolio as disclosed on page F-187 takes into account the concerns above since the debtor category, PD ranges per debtor category, % of absolute increase in lifetime PD, Stages and Days of arrears to the end of the month are consistent those disclosed in your 12/31/2019 20-F;

Response:

In response to the Staff’s comment, the Company hereby informs the Staff that effectively the tables did not change from the Company’s annual report on Form 20-F for fiscal year ended December 31, 2019 to the annual report on Form 20-F for fiscal year ended December 31, 2020. Nevertheless, in the context of the COVID-19 pandemic, the Company did consider additional factors (as further explained below) when analyzing whether the credit risk of each of the Company’s loan portfolios had increased significantly.

Regarding the question on PD ranges per debtor and percentage of absolute increase in lifetime PD, it is important to clarify that this information is related to the regulatory PDs of each loan bucket according to CMF classifications and has been included as additional information based on investors’ requests from time to time. These PDs ranges per debtor and percentage of absolute increase in lifetime PDs are not used in the calculation of expected credit losses under IFRS9. As discussed in our response to (A) above, the Company only considers changes to the CMF ratings classification and the 30 days past due presumption in the SICR determination of the corporate portfolio.

In this context, the Company supplementally advises the Staff that, complementing our disclosure in “Item 4-Information on the Company” of the Form 20-F, for the corporate portfolio, the effect of the health crisis caused by Covid-19 pandemic has been implicitly reflected in the risk classification that we have assigned to each client. Specifically, as of April 2020, an exhaustive review was carried out for the clients that participate in specific economic sectors, such as hotels, restaurants, travel agencies, and companies in the entertainment and leisure sector, and thereafter the risk classifications were updated considering potential Covid-19 impacts. A group of industries was chosen to be analyzed every month, including both the sectors mentioned above and all others.

The most significant variables analyzed in each case supplementing the variables we typically use are the following:

-	The solvency and liquidity situation, prior to the start of the Covid-19 pandemic.
-	The revenue changes for 2019/2020.
-	Request for special benefits (Covid-19 loans, postponement of fees, among others).
-	Whether the client was taking advantage of the Employment Protection Law.
-	Internal and external payment behavior during 2020.

Finally, the chart below sets forth the change in the composition of the loan portfolio classified in stages as of the dates indicated, which demonstrates that the Company did see an uptick in the percentage of stage 2 loans, even though the amount of past due loans actually declined relative to 2019, as explained in the Company’s response to Comment No. 2.

Stage distribution (%) per month for corporate loans

(C)

Tell us, for the collective/group portfolio, the different variables of internal and external behavior used to try to find evidence of SICR as a result of the Covid-19 pandemic and how they differ from the group metrics disclosed in Notes 10 – Loans and Accounts Receivable from Customers and Note 36 – Risk Management; Credit Risk and Credit Quality.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company considered the following three additional variables of internal and external behavior for the clients with an extension to try to find evidence of SICR as a result of the Covid-19 pandemic:

•	Protest: meaning bounced checks.
•	Debt increase: meaning an increase in the consolidated financial system debt of our clients.
•	Minimum payment in credit card: meaning whether the customer made only the minimum payment on his or her credit card, rather than the full payment.

The first two of these factors are mentioned in the tables in Notes 10 – Loans and Accounts Receivable from Customers and Note 36 – Risk Management; Credit Risk and Credit Quality as copied directly from the Form 20-F below:

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=1.61 and difference PD Life Time at origination >= 0.13) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.59 and difference PD Life Time at origination >= 0.04) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.47 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=1.71 and difference PD Life Time at origination >= 0.11) combinated with a client with a extension and (with a protest or a debt increase in 25%)

Group		Stage 2 (Rotative Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=2.25 and difference PD Life Time at origination >= 0.07) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
Stage 2 (Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.08 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase in 25%)

	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=1.79 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a protest or a debt increase in 25%)

Stage 2 (Rotative Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.46 and difference PD Life Time at origination >= 0.08) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=2.41 and difference PD Life Time at origination >= 0.20) combinated with a client with a extension and (with a protest or a debt increase in 25%)

		Stage 3	90 days or more

While the third factor was considered, we did not include it in the description of qualitative considerations in the tables. Despite such exclusion, the Company hereby confirms that such factor was considered for purposes of the breakdown of the collective/group portfolio by stages and thus the Form 20-F’s presentation of such portfolio by stages remains unchanged. The table below sets forth how such column would have looked if the third factor had been separately listed in the Form 20-F (the changes are identify in bold):

Days of arrears to the end of the month,
probability of default (PD) and
Type of portfolio	Portfolio	Stages	qualitative considerations
		Stage 1	Up to 29 days
	CAE	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=1.61 and difference PD Life Time at origination >= 0.13) combined with a client with an extension and (minimum payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Condell / Restructured Condell	Stage 2 (Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.59 and difference PD Life Time at origination >= 0.04) combined with a client with an extension and (with a protest or a debt increase)
		Stage 2 (Restructured Condell)	From 30 to 89 days or (difference Referential Life Time PD >=1.47 and difference PD Life Time at origination >= 0.08) combined with a client with an extension and (with a protest or a debt increase)
		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Commercial/ Rotative Commercial	Stage 2 (Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=1.71 and difference PD Life Time at origination >= 0.11) combined with a client with an extension and (minimum payment or a debt increase in 25%)

Group		Stage 2 (Rotative Commercial)

From 30 to 89 days or (difference Referential Life Time PD >=2.25 and difference PD Life Time at origination >= 0.07) combined with a client with an extension and (minimum payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
Stage 2 (Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.08 and difference PD Life Time at origination >= 0.08) combined with a client with an extension and (minimum payment or a debt increase in 25%)

	Consumer/ Renegotiated Consumer/ Rotative Consumer	Stage 2 (Renegotiated Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=1.79 and difference PD Life Time at origination >= 0.20) combined with a client with an extension and (minimum payment or a debt increase in 25%)

Stage 2 (Rotative Consumer)

From 30 to 89 days or (difference Referential Life Time PD >=2.46 and difference PD Life Time at origination >= 0.08) combined with a client with an extension and (minimum payment or a debt increase in 25%)

		Stage 3	90 days or more
		Stage 1	Up to 29 days
	Mortgage	Stage 2

From 30 to 89 days or (difference Referential Life Time PD >=2.41 and difference PD Life Time at origination >= 0.20) combined with a client with an extension and (minimum payment or a debt increase in 25%)

		Stage 3	90 days or more

The Company will ensure that any similar tables include a description of all relevant qualitative considerations in future filings.

Comment 2. You disclose that due to the Covid-19 pandemic, the Chilean Government issued a number of measures in order to support the economy and that along with implementing these measures you carried out additional measures to support your customers, including modifications to loans for both customers that did and did not face financial difficulties. Please tell us how these modifications are reflected in your past due analysis, including why 2019 amounts are different from your disclosures on page 147.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that one of the main relief measures used by the Chilean Government were two separate withdrawal of 10% of an individual’s pension funds administered by the Chilean pension fund management companies (Administradoras de Fondos de Pensiones, or AFPs) due to the adverse economic and social effects of the COVID-19 pandemic. These exceptional initiatives were proposed by the National Congress and two bills were passed in 2020 considering that Chile was under the constitutional state of emergency due to the Covid-19 pandemic.

As disclosed in “Item 4-Information on the Company-B. Business Overview-Recent Regulatory Developments in Chile-Amendments to Allow Withdrawal of 10% of the Pension Funds Administered by Pension Funds Managers” of our Form 20-F, in 2020 bills were passed by Congress to allow two 10% withdrawals for over US$35 billion (nearly 15% of GDP). These funds were used by people mainly for self-maintenance and, in many cases, to pay their debts.

Additionally, the Company supported its customers, mainly through loan modifications, both for clients facing financial difficulties and for those that were not. Specifically, the Company provided credit relief to its customers by modifying their current loans or cancelling them and granting new loans with more convenient conditions, such as lower interest rates and longer payment periods, including the deferral of the initial payment.

The loan modifications that involved deferral of payments changed the payment due dates and therefore the count of days past due for such loans. These payment holidays, along with the governmental support measures, were a major factor in the decrease in the amount of past due loans from Ch$312,510 million in 2019 to Ch$291,781 million in 2020. Nonetheless, the Company’s expected credit loss models, which included loan modifications as one of the SICR triggers, picked up an increase in credit risk, demonstrated by the aforementioned increase in the share of loans in stage 2 as well as an increase in expected credit losses as demonstrated on the same table on page 147. By year-end 2020, over 95% of the modified loans had resumed their payment calendars.

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The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +569-4914-9777 or rodrigo.couto@itau.cl, or the Company’s U.S. counsel, Stuart Fleischmann of Shearman & Sterling LLP, at (212) 848-7527 or sfleischmann@sherman.com, and Grissel Mercado of Shearman & Sterling LLP, at (212) 848-8081 or grissel.mercado@shearman.com.

Very truly yours,

/s/ Rodrigo Luis Rosa Couto
Chief Financial Officer